Exhibit 99.1
WNS (Holdings) Limited Announces Details of Annual General Meeting of Shareholders
NEW YORK & MUMBAI, India, June 22, 2009 — WNS (Holdings) Limited (NYSE: WNS), a leading global business process outsourcing (BPO) provider, today announced that the annual general meeting of its shareholders will be held on Thursday, July 23, 2009, beginning at 11.30 am, (Jersey time), at 12 Castle Street, St. Helier, Jersey JE2 3RT, Channel Islands.
The Company’s annual report in Form 20-F for the financial year ended March 31, 2009 (the “Annual Report”), containing its annual consolidated financial statements for the financial year ended March 31, 2009 and the auditors’ report thereon, was filed with the Securities and Exchange Commission on May 29, 2009. The Company distributed the notice of annual general meeting, proxy statement and form of proxy on or about June 22, 2009.
The Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card are available on the investor relations page of the Company’s corporate website, www.wns.com. Shareholders may also obtain a copy of the Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card, free of charge, by sending a written request to the Company’s registered office at: 12 Castle Street, St. Helier, Jersey JE2 3RT, Channel Islands or by sending an e-mail to ssd@capitaregistrars.com, attention Michele Ivory or ameya.paranjape@wnsgs.com, attention Ameya Paranjape.
About WNS
WNS (Holdings) Ltd. (NYSE: WNS) is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wns.com.
CONTACT:
Investors: Alan Katz
VP — Investor Relations
WNS (Holdings) Limited
+1 212 599-6960 ext. 241
ir@wnsgs.com